UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 23, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS COMPLETION OF FIRST STAGE OF RECONSTRUCTION OF OXYGEN CONVERTER
SHOP IN CHELYABINSK METALLURGICAL PLANT

Chelyabinsk, Russia – August 23, 2011 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces the launch of the new converter # 2 in Chelyabinsk Metallurgical Plant’s oxygen-converter shop.
Replacement of the converter #2 is the first stage in the complex reconstruction program for Chelyabinsk Metallurgical Plant’s oxygen converter shop. The program, which is due to be completed by 2013, includes full replacement of the shop’s three converters, dedusting tracts and their infrastructure equipment.
Once the program is completed, the shop’s steel annual output will go up by
950,000 tonnes to a total of 4,550,000 tonnes. Its total cost is estimated at
173.8 million US dollars (5.1 billion rubles*).

The new converter #2’s launch will enable the company to increase cast weight from 140 to 152 tonnes and cut down on the time required for cast treatment. The converter was produced by Austrian-based Siemens VAI, with the cooler, the dedusting system and the stack module manufactured by the Ukrainian-based technological and scientific center Energostal.

The converter #2 is also equipped with a modern dedusting system which ensures maximum filtering and allows the plant to reduce emission of waste gases into the atmosphere.

Reconstruction of the converter # 2 cost a total of 1.289 billion rubles (44.1 million US dollars*).
Today the oxygen-converter shop includes three converters and two high-capacity concasters (CCMs). The plant’s complex technical re-equipment program also includes construction of a ladle furnace, a vacuum degasser and the concaster
#5, which will produce billets for Chelyabinsk Metallurgical Plant’s major investment project — the universal rolling mill.
* According to the Russian Central Bank exchange rate of 29.2555 RUR/$ as of
August 23, 2011.

***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221-88-88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 23, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO